Filed Pursuant to Rule 253(g)(2)

File No. 024-10713

MOGULREIT II, INC.

SUPPLEMENT NO. 3 DATED NOVEMBER 5, 2018

TO THE OFFERING CIRCULAR DATED AUGUST 30, 2018

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT II, Inc. (“we”, “our”, “us” or the “Company”), dated August 30, 2018, as filed by us with the Securities and Exchange Commission (the “SEC”) on August 31, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

•	Update our asset acquisitions;
•	Update our management; and
•	Update our management compensation.

Asset Acquisitions

The following information supplements the section of the Offering Circular captioned “Plan of Operation”:

Avon Place Apartments – Avon, Connecticut

On November 1, 2018, we acquired a $3,500,000 joint-venture limited partnership equity investment (the “Equity Investment”) for the acquisition and renovation of Avon Place Apartments (the ''Property''), a Class B, garden-style apartment community in Avon, Connecticut, an affluent town in the Farmington Valley Region of Hartford County. The Equity Investment will be funded in two tranches – an initial investment of $2,634,000, which was funded at acquisition, and an additional investment of $866,000, which will be funded within 60 days’ notice from the real estate company for the project.  Our total Equity Investment comprises approximately 41.3% of the total equity.  In connection with the Equity Investment, our manager, RM Adviser, LLC, is entitled to a disposition fee of 1% of the gross sales price of the Property.  An entity managed by an affiliate of the Company has made a $3,000,000 investment in this transaction, and such entity’s managing member is entitled to a portion of the promoted interest of distributable cash.

The real estate company for the project plans to implement a value-add strategy by renovating units that become available due to normal tenant turnover, and re-leasing the renovated units at a higher rental rate. This strategy assumes a renovation budget of $1,130,000, or $6,906/unit, and assumes that 130 units (79% of total) will be renovated over 36 months or less (approximately 3.6 units/month) utilizing the real estate company’s in-house construction team. As of August 2018, the Property was 92.9% occupied. The Property is located 9.7 miles west of downtown Hartford, Connecticut. Its amenities include a fitness center, pool, picnic area, dog park, tot lot, tennis court, elevators, community laundry, Wi-Fi, low-density wooded landscape, and a clubhouse.

In connection with the Equity Investment, we have partnered with an experienced real estate company that specializes in, and has a track record with, the acquisition and management of multifamily properties. The principals of the real estate company have invested in over $870,000,000 in total assets, with an emphasis in Northeast, value-add multifamily.

Management

The following information supersedes and replaces the table of executive officers and directors in the section of the Offering Circular captioned “Management – Executive Officers and Directors”:

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Name	Age*	Position
Jilliene Helman	31	Chief Executive Officer, Chief Financial Officer, President, Treasurer, Secretary and Director
Flynann Janisse	49	Independent Director
Louis S. Weeks III	65	Independent Director

*As of October 1, 2018

The following information supersedes and replaces the table of the executive officers of our Manager in the section of the Offering Circular captioned “Management – Executive Officers of our Manager”:

Management

Name	Age*	Position
Jilliene Helman	31	Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary
Justin Hughes	36	Senior Managing Director
Elizabeth Braman	44	Senior Managing Director

*As of October 1, 2018

Effective as of October 30, 2018, Karen Fleck resigned as our Chief Financial Officer, Vice President and Treasurer and as Chief Financial Officer, Vice President and Treasurer of our Manager, RM Adviser, LLC.  Accordingly, all references to Ms. Fleck in the Offering Circular are hereby removed.

Effective as of October 30, 2018, Jilliene Helman will be our Chief Executive Officer, Chief Financial Officer, Treasurer, Secretary and a Director and the Chief Executive Officer, Chief Financial Officer, Treasurer, and Secretary of our Manager, RM Adviser, LLC.

MANAGEMENT COMPENSATION

Our Manager and its affiliates will receive fees and expense reimbursements for services relating to this offering and the investment and management of our assets.  As described below, we will pay our Manager an asset management fee and we will reimburse our Manager for certain expenses.  The remainder of the fees described below will be paid by the special purpose entity that issues equity to us.  We will not pay our Manager or its affiliates any selling commissions or dealer manager fees in connection with the offer and sale of shares of our common stock.

No portion of the fees detailed below will be allocated to any individual in his or her capacity as an executive officer of our Manager.

Form of Compensation and Recipient	Determination of Amount	Estimated Amount for Maximum Offering

Organization and Offering Stage

Organization and Offering Expenses — Manager	Our Manager has paid and may continue to pay organization and offering expenses on our behalf. We will reimburse our Manager for actually incurred third-party organization and offering costs it incurs on our behalf, the amount of which will depend on the offering proceeds we raise. See “Estimated Use of Proceeds” for more details. We expect total organization and offering expenses to be no more than $1,500,000.	$1,500,000

	Acquisition and Operation Stage

Asset Management Fee — Manager

We pay our Manager a monthly asset management fee equal to an annualized rate of 1.25% payable in arrears, based on the average investment value of the assets. For purposes of this fee, “average investment value” means, for any period, the average of the aggregate book value of all of our assets, before reserves for depreciation, amortization, bad debts, or other similar non-cash reserves, or, if the board of directors has determined an estimated NAV, then with respect to any asset included in the calculation of such estimated NAV, the appraised value of such asset.

		Actual amounts are dependent upon the offering proceeds we raise (and any leverage we employ) and the results of our operations. We cannot determine these amounts at this time.

Other Operating Expenses — Manager

We will reimburse our Manager for out-of-pocket expenses incurred on our behalf, including license fees, auditing fees, fees associated with SEC reporting requirements, acquisition expenses, interest expenses, property management fees, insurance costs, tax return preparation fees, marketing costs, taxes and filing fees, administration fees, fees for the services of independent directors, and third-party costs associated with the aforementioned expenses. These expenses do not include our Manager’s or Realty Mogul, Co.’s overhead, employee costs, utilities or technology costs.

The aforementioned expense reimbursements that we will pay to our Manager may be originally incurred by Realty Mogul, Co. in the performance of services by its employees under the shared services agreement between our Manager and Realty Mogul, Co. See “Management – Shared Services Agreement.”

Actual amounts are dependent upon our operations. We cannot determine these amounts at the present time.

Related Fees Paid by Affiliated and Unaffiliated Third Parties

From time to time, when one of the affiliates of our Manager makes a preferred equity investment that is sold to us, the sponsor of the preferred equity investment may pay an origination fee equal to 1-3% of the amount funded.  A portion of this fee may be paid to personnel affiliated with our Manager for their roles in sourcing the investment opportunity. The origination fee is paid by the sponsor entity and not by us.  We will not be entitled to this fee.   The actual amount of origination fees that will be paid is dependent upon the total debt funded.  We cannot determine these amounts at the present time. In addition, an affiliate of our Manager may be entitled to an extension and/or exit fee by the sponsor entity and not by us.  We will not be entitled to this fee.

 Similarly, from time to time, the special purpose entity that issues equity to us may pay an affiliate of our Manager one or more of the fees set forth below.  A portion of these fees may be paid to personnel affiliated with our Manager for their roles in arranging the investment opportunity.  The following fees will be paid by the particular special purpose entity and not by us.  We will not be entitled to any of these fees.  The actual amounts of the following fees are dependent upon the total invested equity, transaction sizes and distributable cash.  We cannot determine these amounts at the present time.  These fees may reduce the amount of funds that are invested in the underlying real estate or the amount of funds available to pay distributions to equity holders, thereby reducing our returns in that particular investment:

•	Acquisition fee up to 3% of the total transaction value.
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Disposition fee in an amount equal to 2.0% of the contract sales price of each property sold.  Actual amounts are dependent upon the price at which we sell or otherwise liquidate our investments. We cannot determine these amounts at the present time.

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Financing coordination fee and credit guarantee fee up to 2.0% of the financing in the event that an affiliate of our Manager provides services in connection with the post-acquisition financing or refinancing of the asset.

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Asset management fee in the amount of 1.5% of our pro-rata share of the gross revenues of the particular property in the event that an affiliate of our Manager provides property-level asset management services overseeing and managing the property manager.  Affiliates of our Manager will be reimbursed for property-level expenses that it pays or incurs on our behalf, including salaries, bonuses and benefits from persons who also serve as one of our Manager’s executive officers.  We anticipate that our Manager or its affiliates will subcontract the performance of its property-level management services to third parties and pay all or a portion of its property-level management fee to the third parties with which it contracts for these services.

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Promoted interest in an undetermined amount of the entity’s distributable cash, after all other partners or members have been paid an agreed upon (6.0% or higher) cumulative, non-compounded preferred return.

Additionally, Realty Mogul, Co. will provide funding to our Sponsor to pay a sales commission of up to 1.20% to NCPS for their services in connection with the sale of shares of our common stock. Such sales commissions will not be paid by us or our investors.  A portion of that sales commission will be paid to employees of our affiliates, who are serving as registered representatives of NCPS. Actual amounts are dependent upon the offering proceeds we raise. The broker sales commission, assuming the maximum amount of this offering is raised and up to a 1.20% commission is paid on each executed sale, will be $600,000.

Our Manager also provides offering, investment and management services to other entities, and it may do so in the future and may provide investment advice to persons or entities through the investment calculator. See “Conflicts of Interest – Investment Calculator.”

Compensation of Directors

We pay to each of our independent directors a retainer of 1,000 shares per year, plus an additional retainer of 500 shares to the chairman of the audit committee. All directors will receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at each meeting of the board of directors. Independent directors are not reimbursed by us, our Sponsor, our Manager or any of their affiliates for spouses' expenses to attend events (if any) to which spouses are invited. If a non-independent director is also an employee of the Company or our Manager or its affiliates, we will not pay compensation for services rendered as a director.